

October 27, 2010

Via Fax & U.S. Mail

Mr. Rowland W. Day
Chief Executive Officer
Websafety, Inc.
1 Hampshire Court
Newport Beach, CA 92660

> **Re:** **Websafety, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 14, 2009**
> **File No. 333-140378**

Dear Mr. Day:

We have reviewed your letter dated October 8, 2010, filed on October 12, 2010, in response to our comment letter dated September 10, 2010, and have the following additional comments. Please respond to provide the supplemental information and to confirm that such comments will be complied with in future filings. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Balance Sheet, page F-1

Note 1. Nature of Business and Summary of Significant Accounting Policies

Websafety Technology, page F-8

1. Please file your response letter dated August 5, 2010, under the label "corresp" via the EDGAR system.

2. We note your responses to our prior comments 1 through 5 and have the following additional comments. We note your response which indicates that whenever a new market develops and a product is created to enter into that market, it takes time to introduce the product, educate the purchasers, create product and brand awareness and develop distribution channels for the sale of the product. As you have indicated, this marketplace is so new that there are no prior products and no specific data regarding adoption and usage. Please note that it is not appropriate in accordance with generally accepted accounting principles to maintain an asset that has no proven market acceptance, merely based on a belief that it will be successful in generating revenues

based on various environmental factors. As such, in light of the fact that your asset has limited market acceptance and projections for 2010 have not materialized, we believe that based on the limited information you have to date and the new subscriptions you have generated to date, you should perform an updated impairment analysis, and as appropriate, adjust the value of the asset to an amount that is supported by recent factual evidence and projections that can be substantiated by existing agreements.

3. Furthermore, your impairment analysis and potential write-down should be accompanied by a detailed discussion that indicates to your investors all the assumptions and methodology used. Your disclosures should include at a minimum:

- Your basis or rationale for this asset's estimated life.

- The projected number of subscribers for each future period, and your basis for your estimates.

- Your basis for converting this information into expected revenue levels for these periods.

- Projected gross margin levels and project cost increases assumed in your impairment analysis along with an explanation of the basis or rationale for these assumptions.

- Actual results through the end of the first year of this asset's life compared to previous projections.

We believe the impairment analysis should be performed as of September 30, 2010, the end of the asset's first year since its introduction to the marketplace. Please provide us with the results of your analysis, and an example of your disclosure that includes your results and all the aforementioned information. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief